UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 10, 2018

SELECT INCOME REIT

(Exact Name of Registrant as Specified in Its Charter)

Maryland

(State or Other Jurisdiction of Incorporation)

001-35442	45-4071747
(Commission File Number)	(IRS Employer Identification No.)

Two Newton Place 255 Washington Street, Suite 300, Newton, Massachusetts	02458-1634
(Address of Principal Executive Offices)	(Zip Code)

617-796-8303

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.  Other Events.

On December 10, 2018, in connection with the previously announced merger of Select Income REIT, or the Company, with and into a wholly owned subsidiary of Government Properties Income Trust, or GOV, the Company issued a press release announcing the record date and expected payment date for the Company’s pro rata distribution of the 45,000,000 common shares of beneficial interest of Industrial Logistics Properties Trust the Company owns to holders of the Company’s common shares of beneficial interest, contingent upon the satisfaction or waiver of specified conditions. In connection with this distribution, the Company has provided an information statement containing a description of the terms of the distribution, including the conditions that must be satisfied or waived before the distribution will be paid by the Company, certain U.S. federal income tax consequences of the distribution and the method of calculating the distribution ratio. Copies of that press release and information statement are attached as Exhibits 99.1 and 99.2, respectively, to this Current Report on Form 8-K and are incorporated by reference in their entirety into this Item 8.01.

Additional Information about the Merger and the Other Transactions and Where to Find It

In connection with the merger and the other transactions contemplated by the merger agreement, GOV has filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents with respect to the merger and the other transactions contemplated by the merger agreement. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE OTHER TRANSACTIONS.

A definitive joint proxy statement/prospectus has been mailed to GOV’s and the Company’s shareholders. Investors may obtain free copies of documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of GOV’s filings with the SEC from GOV’s website at www.govreit.com and free copies of the Company’s filings with the SEC from its website at www.sirreit.com.

Participants in the Solicitation Relating to the Merger and the Other Transactions

GOV, its trustees and certain of its executive officers, the Company, its trustees and certain of its executive officers, and The RMR Group LLC, The RMR Group Inc. and certain of their directors, officers and employees may be deemed participants in the solicitation of proxies from GOV’s shareholders in respect of the approval of the issuance of GOV common shares of beneficial interest in the merger and from the Company’s shareholders in respect of the approval of the merger and the other transactions contemplated by the merger agreement to which the Company is a party. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of GOV’s and the Company’s shareholders in connection with the merger and the other transactions contemplated by the merger agreement is set forth in the definitive joint proxy statement/prospectus for the merger filed with the SEC. You can find information about GOV’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders. You can find information about the Company’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders. These documents are available free of charge on the SEC’s website and from GOV or the Company, as applicable, using the sources indicated above.

Item 9.01.  Financial Information and Exhibits.

(d)                                 Exhibits

99.1	Press Release dated December 10, 2018. (Filed herewith.)

99.2	Information Statement dated December 10, 2018. (Filed herewith.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SELECT INCOME REIT

By:	/s/ Jeffrey C. Leer
Name:	Jeffrey C. Leer
Title:	Chief Financial Officer and Treasurer

Dated:  December 10, 2018